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                                   FORM 8-A

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                         PROVIDENCE ENERGY CORPORATION
            (Exact name of registrant as specified in its charter)

      RHODE ISLAND                                       05-0389170
 (State of incorporation                              (I.R.S. Employer
     or organization)                                Identification No.)

100 WEYBOSSET STREET
PROVIDENCE, RHODE ISLAND                                   02903
(Address of principal executive offices)                (Zip Code)

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
If this form relates to the registration of a     If this form relates to the registration of a
 class of securities pursuant to Section          class of securities pursuant Section 12(g) of
 12(b) of the Exchange Act and is effective       the Exchange Act effective pursuant to General
 pursuant to General Instruction A.(c) please     Instruction A.(d), please check the following
 check the following box. [ X ]                   box. [  ]
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Securities Act registration statement file number to which this form relates:
N/A

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                    Name of each exchange on which
     to be so registered                     each class is to be registered
     -------------------                     ------------------------------

       COMMON STOCK,                             NEW YORK STOCK EXCHANGE
  $1.00 PAR VALUE PER SHARE

       COMMON STOCK                              NEW YORK STOCK EXCHANGE
   PURCHASE RIGHTS WITH
  RESPECT TO COMMON STOCK,
 $1.00 PAR VALUE PER SHARE

Securities to be registered pursuant to Section 12(g) of the Act:

                                     NONE
                               (Title of Class)
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Item 1.  Description of Registrant's Securities to be Registered

         Shareholders' Common Stock Purchase Rights.
         ------------------------------------------

         On July 23, 1998, the Registrant declared as a dividend distributable to its shareholders of record on August 17, 1998 (the "Dividend Record Date"), one (1) Common Stock purchase right (a "Right") for every share of Common Stock of the Registrant outstanding on that day. The description and terms of the Rights are set forth in a Common Stock Rights Agreement (the "Rights Agreement") between the Registrant and The Bank of New York, as Rights Agent (the "Rights Agent"). The Rights Agreement contemplates the issuance of one Right for every share of Common Stock issued between the Dividend Record Date and the Distribution Date (as defined below). The Rights Agreement also contemplates the issuance of one Right for each share of Common Stock which is reserved for issuance as of the Distribution Date (e.g., shares reserved under employee benefit plans) and which is issued on or after the Distribution Date and prior to the occurrence of a Common Stock Event (as defined below). Each Right entitles the registered holder to purchase from the Registrant one share of Common Stock at a price of $70.00 per share (the "Purchase Price"), subject to adjustment.

         Initially, the Rights will attach to all outstanding shares of Common Stock, and no separate Right Certificates will be issued. The Rights will separate from the Common Stock upon the earlier to occur of (i) the date which is the 10th business day following a public announcement that a person or affiliate or associates of such person (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership (determined as provided in the Rights Agreement) of 10% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date") or (ii) the 10th business day following the commencement or announcement of an intention to make a tender offer or exchange offer which would result in any person or its affiliates and associates owning 10% or more of the outstanding Common Stock (the earlier of such dates being called the "Distribution Date"). Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Dividend Record Date upon transfer or new issuance of the Registrant's Common Stock will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any of the Registrant's Common Stock certificates will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, if any, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Registrant's Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. The Rights are not exercisable until the Distribution Date. The Rights will expire on August 17, 2008 (the "Expiration Date"), unless the term is extended by amendment of the Rights Agreement.

         The Purchase Price payable, and the number of shares of the Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for shares of the Common Stock or convertible securities at less than the current market price of the Common Stock or (iii) upon the distribution to holders of

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the Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of the earnings or retained earnings of the Registrant and dividends payable in shares of Common Stock) or of subscription rights or warrants (other than those referred to above).

         In the event that, at any time following the Stock Acquisition Date, the Registrant were acquired in a merger or other business combination (other than a merger described in the following sentence) or 50% or more of its assets or earning power were sold, proper provision shall be made so that, except as described in the last sentence of this paragraph, each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring Registrant (or, in the event of a transfer of assets or earning power involving more than one acquiring Registrant, the acquiring Registrant receiving the greatest portion of the assets or earning power transferred) which at the time of such transaction would have a market value of two times the exercise price of the Right. In the event that, at any time following the Distribution Date, (i) the Registrant were the surviving corporation in a merger with an Acquiring Person and its Common Stock were not changed or exchanged,
(ii) an Acquiring Person engages in one of the self-dealing transactions specified in the Rights Agreement or (iii) during such time as there is an Acquiring Person, (A) an event occurs which results in such Acquiring Person's proportionate ownership interest being increased by more than 1% or (B) there shall be a reduction in the annual rate of dividends paid on the shares of Common Stock (except as approved by a majority of the "Continuing Directors"), proper provision shall be made so that, except as described in the following sentence, each holder of a Right will thereafter have the right to receive upon exercise that number of shares of the Common Stock (or, in certain circumstances, cash, property or other securities of the Registrant) having a market value of two times the exercise price of the Right. In the circumstances described in the Rights Agreement, if the Registrant would be prohibited under its articles of incorporation from issuing Common Stock or other securities to certain holders of the Rights upon exercise thereof, among other things, such Rights may be sold by the Registrant for the account of such holder, and the net proceeds of such sale delivered to such holder. The term "Continuing Directors" is defined in the Rights Agreement as a director of the Registrant who is not an affiliate or associate of an Acquiring Person and who was a member of the Board of Directors of the Registrant on July 23, 1998 or recommended for election by a majority of the Continuing Directors in office at the time of nomination. Upon the occurrence of any of the events described in this paragraph (as defined in the Rights Agreement, a "Common Stock Event"), any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person shall immediately become null and void.

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of any securities will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of such securities on the last trading date prior to the date of exercise.

         At any time on or prior to the close of business on the tenth day after the Stock Acquisition Date, the Registrant may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), provided that if the Board of Directors authorizes redemption after a Person becomes an Acquiring Person, then such redemption must have the approval of the majority of the Continuing Directors. Immediately upon the action of the Directors of the Registrant electing to redeem the Rights, the Registrant shall make a public announcement

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thereof, and upon such election, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         At any time after a Person (or group of affiliated or associated persons) becomes an Acquiring Person and prior to the acquisition by any such person or group of 50% or more of any class of outstanding voting stock of the Registrant, the Board of Directors of the Registrant (with the approval of a majority of the Continuing Directors) may exchange the Rights (other than Rights owned by such Person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock (or other consideration having equivalent market value) per Right (subject to adjustment).

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Registrant, including, without limitation, the right to vote or to receive dividends.

         While the distribution of the Rights will not be taxable to shareholders or to the Registrant, and while the Registrant believes that the subsequent separation of the Rights on the Distribution Date should not be so taxable, shareholders may, depending upon the circumstances, recognize taxable income upon the occurrence of a Common Stock Event.

         Prior to the Distribution Date, the Rights Agreement may be amended at the discretion of the Registrant without the approval of any holders of Common Stock. From and after the Distribution Date, the Rights Agreement may be amended without the approval of any holders of Common Stock in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights or, subject to certain limitations, to shorten or lengthen any time period under the Rights Agreement. After the Stock Acquisition Date, amendments require the approval of a majority of the Continuing Directors.

         A copy of the Rights Agreement is filed as an Exhibit to this Registration Statement. This summary description of the Rights does not purport to be complete, and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.


Item 2.  Exhibits

         The securities described herein are to be registered on the New York Stock Exchange, on which other securities of the Registrant are registered. Accordingly, pursuant to Part II to the Instructions as to Exhibits on Form 8-A, the following exhibits are not filed with, or incorporated by reference in, copies of this Registration Statement on Form 8-A filed with the Commission, filed with the New York Stock Exchange:


         4.1 Common Stock Rights Agreement dated as of July 23, 1998 between the Registrant and the Bank of New York, incorporated by reference to Exhibit 4.1 to Registrant's Current Report on Form 8-K filed on July 29, 1998.

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                                   SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             PROVIDENCE ENERGY CORPORATION
                                             (Registrant)



                                             By: /s/ Gary S. Gillheeney
                                                --------------------------------
                                                GARY S. GILLHEENEY
                                                Senior Vice President,
                                                Chief Financial Officer
                                                and Treasurer


Dated: July 29, 1998


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